MIDAS, INC.

1300 Arlington Heights Road

Itasca, Illinois 60143

May 8, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0405

RE:	Application for Withdrawal of Post-Effective Amendments No. 1 to Registration Statements on Form S-8; File Nos. 333-42196, 333-44797, 333-89226, 333-44625, 333-58363, 333-74094, 333-101559 and 333-128503

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Midas, Inc. (the “Company”) hereby respectfully requests the immediate withdrawal of the above-referenced post-effective amendments to registration statements on Form S-8 (the “Amendments”), each of which was filed on May 3, 2012. The reason for withdrawal is that each of these filings was incorrectly coded in EDGAR as “POS AM” rather than “S-8 POS.” The Company intends to refile the Amendments under the correct EDGAR code to deregister the unsold securities. No securities have been sold in connection with the Amendments.

If you have any questions concerning our withdrawal of the Amendments, please contact our outside counsel, Kenneth T. Taylor, at 212-309-6806.

Very truly yours,

By:	/s/ Brian Maciak
Name:	Brian Maciak
Title:	SVP and General Counsel